September 5, 2025

Shuang Wu
Chief Executive Officer
WORK Medical Technology Group LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People   s Republic of China

       Re: WORK Medical Technology Group LTD
           Registration Statement on Form F-3
           Filed August 29, 2025
           File No. 333-289943
Dear Shuang Wu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ying Li, Esq.